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                                                        Filed by XCare.net, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                     Subject Company: Healthcare.com Corporation
                                                   Commission File No. 000-27056

ON JULY 17, 2001, XCARE.NET, INC. ISSUED THE FOLLOWING PRESS RELEASE:

CONTACTS:
Gary Scherping                             Shannon Hodges
XCare.net                                  Healthcare.com
(800) 723-3033 x212                        (770) 423-8436

Investor Relations:
Christine Mohrmann / Eric Boyriven
Financial Media: Claudine Cornelis
Morgen-Walke Associates
(212) 850-5600


           XCARE.NET REGISTRATION STATEMENT RELATING TO ACQUISITION OF
                       HEALTHCARE.COM DECLARED EFFECTIVE
            -- SHAREHOLDER MEETINGS SCHEDULED FOR AUGUST 13, 2001 --

ENGLEWOOD, CO & ATLANTA, GA, July 17, 2001, XCare.net, Inc. (Nasdaq: XCAR), a leading eBusiness solutions and service provider, and Healthcare.com Corporation (Nasdaq:HCDC), an Atlanta-based provider of Enterprise Application Interface
(EAI) tools and enterprise-wide integration solutions, announced today that XCare.net's Registration Statement relating to the previously announced acquisition of Healthcare.com by XCare.net was declared effective on July 16, 2001 by the Securities and Exchange Commission.

The companies announced the signing of a definitive merger agreement on May 14, 2001.

Proxy materials will be mailed to shareholders on or about July 17, 2001. Both XCare.net and Healthcare.com will hold shareholder meetings on August 13, 2001 for shareholders of record on July 12, 2001, to vote on proposals related to the merger. The meeting for Healthcare.com shareholders will take place at 11:00 AM
(EDT) at 1850 Parkway Place, Suite 320, Marietta, Georgia 30067. The meeting for XCare.net shareholders will take place at 9:00 AM (MDT) at the Inverness Hotel, 200 Inverness Drive West, Englewood, Colorado 80112.

As a result of the accelerated effectiveness by the Securities and Exchange Commission, XCare.net expects to report 2001 second quarter results and hold a conference call on August 14, 2001. Additionally, if the merger closes on or before August 14, 2001, Healthcare.com does not expect to report results or hold a conference call for the 2001 second quarter.

ABOUT XCARE.NET
XCare.net is a leading provider of strategic eBusiness portals and business-to-business Internet solutions. The company builds mission-critical Web sites using its XML-based XTiera(TM) Platform. The customized strategic portals are tailored to enhance the customer's brand, to process high-value transactions and offer innovative applications. In addition to cost savings, XCare.net facilitates



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revenue-generating opportunities for organizations through the strategic portals built using the XCare.net XTiera(TM) Platform. For more information, please visit www.XCare.net.

ABOUT HEALTHCARE.COM
Headquartered in Marietta, Georgia, Healthcare.com Corporation is a premiere provider of data access, integration, indexing and delivery software and services that use information housed in existing, unrelated applications to improve the enterprise's business processes. The Company's products, services and solutions bridge the fundamental gap between the systems upon which enterprises rely, and new Internet, wireless or transaction-based solutions being brought to market. The Company's service organization offers a full range of Healthcare.com product-related services, from training to interface creation to long-term dedicated resources. The Company's Solution Sourcing(TM) family of services allows clients to outsource their integration, application hosting, and/or full IT facilities management functions to Healthcare.com. For more information, visit the Company's web site at www.healthcare.com

FORWARD-LOOKING STATEMENTS
This press release includes forward-looking statements, including XCare.net's and Healthcare.com's estimate of when and whether the closing of the merger will occur. These forward-looking statements involve risks and uncertainties and actual results may differ materially from those discussed in this announcement. Factors that could cause actual results to differ include, among others: (1) the requirement that the merger agreement be approved by Healthcare.com's shareholders, (2) the requirement that the issuance of shares of XCare.net common stock in the merger be approved by XCare.net stockholders, (3) the satisfaction of all applicable requirements of any governmental agency relating to the merger, including the filing requirements under and expiration or earlier termination of the Hart-Scott-Rodino Antitrust Improvements Act, and (4) the satisfaction of various closing conditions to the merger. Additional risks associated with XCare.net's business can be found in XCare.net's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the SEC. Additional risks associated with Healthcare.com's business can be found in Healthcare.com's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the SEC.

ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT
XCare.net has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (SEC) in connection with the merger, which contains a proxy statement/prospectus of XCare.net and a proxy statement of Healthcare.com. Investors and security holders are urged to read the Registration Statement, the Joint Proxy Statement/Prospectus and other documents filed with the SEC carefully.

The Registration Statement and the Proxy Statement/Prospectus contain important information about XCare.net, Healthcare.com, the merger and related matters. Investors and security holders may obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, XCare.net and Healthcare.com file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Polycom and Accord at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. XCare.net and Healthcare.com's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

XCare.net and its officers and directors and Healthcare.com and its officers and directors may be deemed to be participants in the solicitation of proxies from XCare.net 's stockholders and Healthcare.com's shareholders with respect to the proposed merger. Some of XCare.net's and Healthcare.com's directors and executive officers have interests in the merger that are different from, or in addition to, the interests of their stockholders generally. Information regarding the interests of such officers and directors is included in the Registration Statement and Proxy Statement/Prospectus.